

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045907

February 25, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/25/2005

Re: The Boeing Company
Incoming letter dated February 11, 2005

Dear Ms. Morgan:

This is in response to your letter dated February 11, 2005 concerning the shareholder proposal submitted to Boeing by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

February 11, 2005

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Email Address: cfletters@sec.gov

Re: Shareholder Proposal Concerning Job Loss and Dislocation Impact Statement Submitted by the United Association S&P 500 Index Fund, With ProxyVote Plus as Proxy, for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 24, 2004, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from the United Association S&P 500 Index Fund, with ProxyVote Plus as proxy (the "***Proponent***"), for inclusion in the proxy statement (the "**2005 *Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting. The Proposal requests that Boeing prepare and issue a statement that provides information relating to, among other things, the elimination of jobs within the Company and specifies certain information that should be included in this statement.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. We are also simultaneously forwarding a copy of this letter via email and overnight courier, with copies of all enclosures, to Mr. Sean O'Ryan as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. On behalf of Boeing, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Boeing.

This letter is being filed with the Staff less than 80 calendar days before the Company files its definitive 2005 Proxy Statement with the Commission. As further described below, the Company requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2005 Proxy Statement. Boeing anticipates that the 2005 Proxy Statement and form of proxy will be finalized for printing on or about March 11, 2005. Accordingly, your prompt review of this matter would be greatly appreciated.

The Proposal

The resolution portion of the Proposal relates to a Job Loss and Dislocation Impact Statement and states:

> *Resolved: That the shareholders of the Boeing Company ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:*
>
> 1. *The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;*
>
> 2. *The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job location that were considered;*
>
> 3. *The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;*

4. *The impact on important corporate constituents including workers, communities, suppliers and customers; and*

5. *The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.*

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude the Proposal from the 2005 Proxy Statement and form of proxy because under Rule 14a-8(i)(7) it relates to the Company's ordinary business operations.

The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

The Proposal deals with matters relating to the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *Release No. 34-40018* (May 21, 1998) (the "***1998 Release***"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and termination of employees." The Commission stated that the other consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Release No. 34-20091* (Aug. 16, 1983). In addition, the Staff has indicated, "[W]here the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999). Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business matters-- specifically, management decisions regarding termination of employees and the evaluation of costs and risks from particular business activities.

Most recently, the Staff concurred in exclusion of ten identical proposals on Rule 14a-8(i)(7) grounds that the proposal related to the company's ordinary business operations, i.e., "management of the workforce." *See Bank of America Corp.* (Feb. 4, 2005); *The Black & Decker Corp.* (Feb. 4, 2005); *Citigroup Inc.* (Feb. 4, 2005); *Honeywell Int'l. Inc.* (Feb. 4, 2005); *JPMorgan Chase & Co.* (Feb. 4, 2005); *Mattel, Inc.* (Feb. 4, 2005); *SBC Communications Inc.* (Feb. 4, 2005); *Capital One Financial Corp.* (Feb. 3, 2005); *Fluor Corp.* (Feb. 3, 2005); *General Electric Co.* (Feb. 3, 2005) (together, the "***Recent Job Loss Letters***"). The Company seeks no-action exclusion of the same proposal, and based on the same "ordinary business" grounds, as in the Recent Job Loss Letters.

A. The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.

Among the things specifically to be addressed in the Impact Statement is "the elimination of jobs within the Company . . . over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination and job relocation decisions are made." This and other aspects of the Proposal implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company. Accordingly, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that proposals addressing employment decisions and employee relations, including the termination of employees, constitute ordinary business matters.In *International Business Machines Corp.* (Feb. 3, 2004, *recon. denied,* Mar. 8, 2004), a proposal requested that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employment decisions and employee relations." *See also Merck & Co., Inc.* (Feb. 9, 2001) (the Staff noted that the decision to dismiss certain employees related to ordinary business operations); *E*Trade Group, Inc.* (Oct. 31, 2000) (the Staff noted that the portion of the proposal relating to possible reductions in staff related to ordinary business operations). As with each of the precedents cited above, the Proposal addresses job elimination measures since it requests that the Impact Statement address "the elimination of jobs within the Company . . . over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination . . . decisions are made." Thus, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Costs of Ordinary Company Operations.

The Proposal also states that the Impact Statement should specifically address "[t]he estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years." This element of the Proposal does not address any significant policy issue, but instead implicates only the financial consequences, risks and benefits arising from the Company's workforce decisions. The supporting statement of the Proposal explicitly acknowledges that this is the intent of the Proposal, stating that "[w]e seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions."

It is well established that a proposal seeking detailed information on a company's assessment of financial risks and benefits of particular aspects of the company's operations does not raise a policy issue and instead delves into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Co.* (Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that it related to an evaluation of risks and liabilities. Similarly, in *American International Group, Inc.* (Feb. 19, 2004), *Xcel Energy Inc.* (Apr. 1, 2003), and *Cinergy Corp.* (Dec. 23, 2002), the Staff concurred with the exclusion of shareholder proposals that requested reports disclosing the economic risks and benefits associated with certain company business activities. In each of these precedents, the Staff has concurred that proposals were excludable under Rule 14a-8(i)(7) when they related to the evaluation of economic risks and benefits. Because the Proposal here calls for a report on the costs and benefits of a particular action--job elimination or relocation actions taken by the Company over the past five years--it too is excludable under Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches upon Significant Social Policy Issues, the Entire Proposal Is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). We recognize that the Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Co.* (Feb. 10, 2000), the Staff concurred that the company could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, i.e., the choice of accounting methods. *See also Medallion Financial Corp.* (May 11, 2004) and *Wal-Mart Stores, Inc.* (Mar. 15, 1999), where the Staff noted that the proposals appeared to relate to both extraordinaryand ordinary , where the Staff. business matters.We do not believe that it is necessary to consider whether that aspect of the Proposal (i.e., paragraph 2 in the itemized description of the Impact Statement) raises a significant policy issue because the Proposal here also addresses the ordinary business issue of job loss or job elimination as a distinct and separate element. For example, the first paragraph of the resolution describes the proposed Impact Statement as providing information "relating to the elimination of jobs within the Company *and/or* the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts *or* offshore relocation actions." Likewise, the itemized description of the Impact Statement in the Proposal addresses job loss as a separate event from job relocation, and calls for information on each. Thus, regardless of whether the part of the Proposal addressing relocation of jobs to foreign countries is considered to implicate a significant policy issue, under well-established precedent, the entire proposal may be excluded because--as analyzed above--it also addresses ordinary business matters under Rule 14a-8(i)(7).

Likewise, the fact that one of the items that the Proposal requests the Company to report on relates to executive compensation does not remove the Proposal from the scope of Rule 14a-8(i)(7). The Staff consistently has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal also addresses ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors take into account increases in the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation. In agreeing with exclusion of the proposal, the Staff noted that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." As discussed above, this prong of the Proposal does not affect the fact that the Proposal fundamentally addresses job loss and job termination decisions and that another prong of the Proposal addresses an assessment of economic costs and benefits.

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding employment decisions and employee relations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

Request for Waiver of the 80 Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause."

The Company believes that it has "good cause" for the delay. Based on available Staff precedent, the Company had initially determined not to submit a no-action request to the Staff. However, in light of the Recent Job Loss Letters discussed above, including the fact that these letters addressed proposals identical to the Proposal, the Company determined that it would be appropriate to seek no-action relief. The Company intends to finalize the 2005 Proxy Statement and form of proxy for printing on or about March 11, 2005 and to file its definitive 2005 Proxy Statement on or about March 18, 2005. Given the precedent of the Recent Job Loss Letters, and the identical nature of the proposals, the Company believes that the Staff will not be unduly burdened by this request and we hope will have adequate time to consider the arguments presented above. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver since the Proponent was already aware of the same Rule 14a-8(i)(7) "ordinary business" argument from five of the Recent Job Loss Letters, where it was also the Proponent. *See Citigroup Inc.* (Feb. 4, 2005); *JPMorgan Chase & Co.* (Feb. 4, 2005); *Mattel, Inc.* (Feb. 4, 2005); *Capital One Financial Corp.* (Feb. 3, 2005); *General Electric Co.* (Feb. 3, 2005). The Proponent's awareness of this argument is further illustrated by the fact that the Proponent has had the opportunity to make its views on the identical proposal known to the Staff and has on five occasions submitted responses to the Staff presenting its counter-arguments to each company's request for no-action relief. *Id.* Because of the facts described above, the Company respectfully requests a waiver of the 80-day requirement.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: Sean O'Ryan, United Association, Via Email and Overnight Courier
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

EXHIBIT A

PROXYVOTE PLUS

November 23, 2004

VIA FACSIMILE: 312-544-2829

Mr. James C. Johnson
Corporate Secretary
Boeing Company
100 N. Riverside
Chicago, IL 60606

Re: Shareholder Proposal

Dear Mr. Johnson:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the pertinent provisions of the Agreement between the United Association S&P 500 Index Fund and ProxyVote Plus demonstrating ProxyVote Plus's authority to represent the Fund with regard to this proposal. You will see that Section 1 of the Agreement provides us such authority. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Boeing Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,



Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of Boeing Company ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of

thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

PROXY VOTING SERVICES AGREEMENT

This Agreement is made effective as of the date it is last executed below between The Advisors' Inner Circle Fund, a Massachusetts business trust (the "Trust"), on behalf of its series the United Association S&P 500 Index Fund (the "Fund"), and ProxyVote Plus, LLC (the "Manager").

WHEREAS, the Fund is intended primarily as an investment vehicle for members of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (the "UA"), either through direct investment by UA members or through investment by UA pension funds;

WHEREAS, the Board of Trustees of the Trust has determined that it is appropriate for the Fund to exercise the proxy voting rights appurtenant to securities held by the Fund in a manner which are believed to be consistent with the interests of UA members;

WHEREAS, National City Investment Management Co., which serves as investment adviser to the Fund, and UA, has each advised the Board of Trustees of the Trust that it believes that the Manager is an appropriate party to determine the interest of UA members with respect to matters on which a shareholder vote is sought and to vote proxies consistent with the interests of UA members;

WHEREAS, the Trust, on behalf of the Fund, desires to appoint the Manager as agent to assume the responsibilities of investment management consisting of the right to vote proxies appurtenant to shares of corporate stock held by the Fund in a manner consistent with the guidelines set forth in the Proxy Voting Guidelines attached to this Agreement as Exhibit I (the "Guidelines");

NOW THEREFORE, the Trust, on behalf of the Fund, and the Manager do hereby agree each with the other as follows:

1. <u>Appointment and Authority of Manager</u>. The Trust, on behalf of the Fund, hereby appoints the Manager as its agent to exercise the proxy voting rights appurtenant to securities held by the Fund as set forth below. The Manager shall have full discretionary authority to cast proxy votes or sponsor or withdraw shareholder proposals as it, without consultation or confirmation, may determine to be appropriate in accordance with the Manager's fiduciary duty and the Guidelines. The Manager shall keep all information it gathers about the Trust or the Fund in the strictest confidence except to the extent that the Trust hereby authorizes the Manager to disclose whether the Fund is eligible to sponsor shareholder proposals in conjunction with the Manager's program of coordinated shareholder activism.

2. <u>Information and Reports</u>. The Manager will provide the Trust with annual reports within 60 days after the close of the calendar year that list every proxy vote cast during the reporting period, the issue involved, and the reason the

14. Entire Agreement and Amendments. This document contains an expression of the entire Agreement of the parties and supersedes all other prior and contemporaneous proposals, agreements, contracts, representations, and understandings, whether written or oral, between the parties with respect to the subject matter hereof. This Agreement may only be modified in writing by the representatives of both parties hereto. If any provision of this Agreement is declared to be invalid, such declaration will not affect the validity of any other provisions.

15. Notices. Any notice given hereunder shall be in writing and shall be served upon the other party personally, or by first class mail, postage prepaid. Any notice to the Manager shall be made at the following address:

Craig M. Rosenberg, President
ProxyVote Plus, LLC
Two Northfield Plaza, Suite 211
Northfield, IL 60093

Any notice to the Trust shall be made at the following address:

William E. Zitelli, Jr.
SEI Investment Global Funds Services
One Freedom Valley Drive
Oaks, PA 19456

Either party may change its address by notice to the other party.

ProxyVote Plus, LLC

By: C. M. R[illegible]

Title: PRES.

Date: 12/16/03

The Advisors' Inner Circle Fund, on behalf
of the United Association S&P 500 Index Fund

By: [signature]

Title: VP

Date: 1/5/04

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated February 11, 2005

The proposal requests that Boeing issue a statement that provides information relating to the elimination of jobs within Boeing and/or the relocation of U.S.-based jobs by Boeing to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that Boeing did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Rebekah J. Toton
Attorney-Advisor